

OFFERING MEMORANDUM

facilitated by



Compass Recovery LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Compass Recovery LLC
State of Organization	MA
Date of Formation	08/26/2020
Entity Type	Limited Liability Company
Street Address	975a springfield st, feeding hills MA, 01030
Website Address	https://www.compassrecoverytreatment.com/

(B) Directors and Officers of the Company

Key Person		Dino Bedinelli
Position with the Company		
	Title	Cofounder
	First Year	2020
Other business experience (last three years)		**PROFESSIONAL EXPERIENCE** **CSS Program Director January 2019 – April 2020** • Directly supervised a staff of over 80, including clinicians, case mangers, counselors, and recovery support staff.

• Oversaw all daily operations in a program treating up to 80 patients.

• Directly reported to Swift River AVP.

• Oversaw and implemented all policy and procedure for program.

• Hiring manger.

• Directly responsible for compliance with state and licensing agencies.

PHP Interim Program Director January 2019 – April 2019

• Stepped in to directly supervise a staff of 25 during the hiring process.

• Ran all daily operations in a program treating up to 30 patients.

• Reported directly to Swift River AVP.

Licensed Clinician October 2018 – January 2019

• Masters level clinician providing therapy to a caseload of ten patients in the partial hospitalization (PHP) program.

• Provided family and group therapy in the PHP program.

• Responsible for treatment planning, biopsychsocial, and all assessments for patient caseload.

• Collaborated with multidisciplinary team and participated in treatment team meetings.

McCall Center for Behavioral Health – Carnes Weeks Center 58 High Street, Torrington, CT 06790

Program Director March 2017 – May 2018

• Provision of supervision/clinical supervision to staff of 15 including monitors, substance abuse technicians, substance abuse clinicians, clerical staff, kitchen staff and social work interns.

• Worked within DMHAS and DPH regulations and guidelines.

• Oversaw all day to day operations of programming, including admissions, scheduling, staffing, writing and implementing policy and procedures, signing off on all documentation, weekly staff meetings.

• Implementation of best practice for social work and substance abuse services.

• Facilitated psychoeducational groups.

• Provision of individual clinical work.

Center for Human Development Masters Level Clinician June 2016 – February 2017

• Provided individual and group therapy for large, diverse caseload of children, adolescents, adults and families.

• Provided assessment, treatment planning and psychotherapy for court ordered individuals, drug diversion and drug court programs.

• Responsible for intake, treatment planning and coordination of services for patients.

• Collaborated with multidisciplinary team and participated in treatment team meetings.

Northampton Veteran Affairs Medical Center Paid Social Work Intern September 2015 – April 2016

• Received all TBI consults, conducted thorough chart reviews through DoD and VA records, responsible for initial contact of Veterans and scheduling of TBI second-level evaluation.

• Provided case management services that included TBI/Polytrauma screenings, intake, biopsychosocial assessments and evaluation of patient referrals for service.

• Coordinated all biopsychosocial care provided while patients were active in rehabilitation program at the VA Medical Center or in the community.

• Provided education, referral, and support for all patients and patient families through the VA or community based programs.

• Participated in interdisciplinary team meetings and responsible for taking meeting minutes.

McCall Foundation 58 High St, Torrington, CT 06790 Counselor Specializing in Substance Abuse April 2014 – September 2015

• Primary counselor providing individual and group psychotherapy in III.1 residential substance abuse program.

• Direct Supervision over third line staff; met regularly with recovery specialists to provide consultation, staff support, and direct oversight of clinical operations.

• Provided administrative oversight of all required agency documentation from intake to discharge.

• Coordinated insurance company for client services, covering agency protocols and regulations with clients.

• Completed biopsychosocial assessments, risk assessment, safety plans, intake assessments, and progress notes.

Social Work Intern Specializing in Substance Abuse August 2014 – April 2015

• Carried a caseload of clients for individual therapy, completing all required biopsychosocial assessments, and following intake protocols.

• Facilitated psychoeducational

substance prevention groups.

• Attended all required team meetings and performed assigned administrative assignments.

Mental Health Association, INC. 995 Worthington St, Springfield, MA 01109

Shift Supervisor November 2013 – April 2014

• Provided direct supervision over clinical staff in a residential setting for clients with co-occurring diagnoses.

• Facilitated staff meetings, managed staff schedules, and oversaw all treatment and assessment plans for clients.

• Provided individual and group counseling.

• Created and implemented new program policies for monitoring client success and treatment protocols.

Behavioral Health Network, INC. 417 Liberty St, Springfield, MA. 01104

Counselor Specializing in Substance Abuse May 2011 – November 2011

• Psychotherapist providing individual counseling for a caseload of clients.

• Facilitated daily psychoeducational groups with all agency clients.

• Counselor on duty in charge of all operations during nights and weekends.

• Completed all required assessments, including biopsychosocial's.

Mercy Medical Center 271 Carew St, Springfield, MA 01104

Medical Substance Abuse Intern December 2010 – June 2011

• Performed crisis evaluations and referrals for an embedded intervention program in the hospital ER.

• Met with patients and their families for intervention and counseling.

ADDITIONAL EXPERIENCE

United States Army Reserve, MOS 11 Bravo

• Joined in 1991, completed basic and advanced infantry training in September 1991.

• Honorable Discharge, April 1999. EMDR – Eye Movement Desensitization Reprocessing

• Formally trained in 2017, working toward certification 4 CPI – Crisis Prevention Institute

• Certified CPI Trainer since 2019

EDUCATION

Masters of Social Work, May 2016 Springfield College, Springfield, MA.

Bachelors of Science, August 2013 Springfield College, Springfield, MA.

Addiction Counselor Education, June 2011 Westfield University, Westfield, MA

Key Person		Antonia Santiago
Position with the Company		
	Title	Cofounder
	First Year	2020
Other business experience (last three years)		**Education:**
		Springfield College, School of Social Work Springfield, Ma Masters of Social Work September 2011-May 2014
		Concentration: Advanced Generalist Practice
		University of Massachusetts Lowell

Lowell, Ma B.A. in Psychology

January 2010- August 2011

Summary of Experience:

• Over six years experience working with individuals and families in Western Mass

• Outstanding skills assessing individuals needs and advocating for services

• Bicultural and Bilingual skills

Social Work Experience:

Antonia Santiago, LICSW South Hadley, MA Private Psychotherapy

January 2020- Present

• Complete individualized treatment plans and evaluate treatment goals on a weekly basis • Provide counseling, psychological education, and relapse prevention

Swift River Rehab Cummington, Ma SUD Clinician October 2018-Febuary 2020

• Complete individualized treatment plans and evaluate treatment goals on a weekly basis • Provide counseling, psychological education, and relapse prevention

• Collaborate with psychiatrists

• Met with clients both individually and in group therapy sessions to provide support for substance abuse, trauma, and interpersonal/domestic violence

School Social Worker Holyoke, Ma Paulo Freire School of Social Justice

October 2017-June 2018

•Provide social, emotional, and pragmatic support to identified students

•Assist school staff in assessing and addressing student needs

•Assist in developing and facilitating the implementation of behavior plans and 504s •Provide direct counseling services for identified students

River Valley Counseling Center Holyoke, Ma Outpatient

Clinician-Morgan School September 2016-October 2017

•Completed individualized assessments and diagnoses

• Provided counseling using cognitive behavioral therapy

• Collaborated with psychiatrists • Met with clients both individually and in group therapy sessions

Holyoke Public Schools: Holyoke, Ma Kelly School Adjustment Counselor August 2015- April 2016

• Provided social, emotional, and pragmatic support to identified students

• Assist school staff in assessing and addressing student needs

• Develop and manage behavior plans

• Provide direct counseling services for identified students

Peck Family Access and Engagement Coordinator August 2013-August 2015

• Organized and implemented programs to assist families and students

• Coordinated home school bridge project to support academic success

• Coordinated/provided training for parent volunteers and assistant family access and engagement coordinator

• Provide crisis services and counseling to students

• Served as community liaison BHN Crisis Springfield, Ma Counselor

	September 2010- January 2014
	• Offer support for individuals in crisis and connect them with community resources and victim advocates
	• Accompany clinicians in mobile evaluations and offer family support
	• Conduct bed searches for individuals in need of inpatient care
	• Complete mobile crisis interventions follow ups over the phone or face to face contact with clients and their families.
	West Mass Elder Care Holyoke, Ma Case Manager/intern February 2012-August 2013
	• Assess clients' needs for service and coordinate care as a community liaison for elders
	Education experience: Westfield State Westfield, Ma Adjunct Professor- intro to social work
	September 2015-December 2015 Business Experience: Hobby Quest of Western Mass-Owner

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dino Bedinelli	38%
Antonia Santiago	38%

(D) The Company's Business and Business Plan

Intended Use of Funds

We are planning on raising funds in order to market Compass Recovery more effectively so that we can reach and help as many people as possible. We will also hire staff to support our company's growth.

- The clients who come here stay here - our barrier to growth has been that not enough people know that we exist..

- We plan to utilize television, radio and internet advertisements that convey our dedication to battling the addiction epidemic in Western Mass.
- As we grow, we will hire additional staff in order to provide excellent care to our clients.

Traction & Validation

There is an extremely high need for the services we offer in Western Mass, and there are not enough treatment options available.

- According to the Bureau of Substance Addiction Services, there were nearly 100,000 treatment admissions for substance abuse in Massachusetts in 2017. Approximately 17,000 were from Western Mass, however the majority of treatment facilities are in Central and Eastern Mass.
- We are now a treatment option for those approximately 17,000 Western Mass residents.

The Team

Dino Bedinelli, Executive Director

Compass Recovery's Executive Director Dino Bedinelli, MSW, LCSW, CADC is a veteran who has over 10 years of experience in the field. Mr. Bedinelli started as a CADC level counselor after completing the ACE program at Westfield University. Mr. Bedinellii then received his BS, and MSW, from Springfield College and started practicing as a masters level clinician. Mr. Bedinelli has over five years of administration experience, and has been the director of multiple programs.

Antonia Santiago, Clinical Director

Antonia Santiago, MSW, LICSW is the Clinical Director/Supervisor of Compass Recovery. Mrs. Santiago is a Spanish-Speaking Licensed Independent Clinical Social Worker and will lead and supervise a team of master's level clinicians who will facilitate a variety of intensive outpatient and general outpatient services. Antonia has worked in the Pioneer Valley for over 10 years with various populations including work with elders, children, and in substance abuse residential settings. Antonia received her BA from Umass Lowell and MSW from Springfield College. Antonia prides herself as a vessel for change and social justice and sits on the board for Nueva Esperanza in Holyoke.

Our Mission

Compass Recovery is an addiction treatment center based in Agawam, Massachusetts. We provide personal and direct care for adults in our outpatient programs.

- Accountability - We hold our clients accountable by emphasizing the importance of honesty in sobriety. We practice accountability with kindness.
- Empathy - Our empathy comes from our years of collective experience in the field. We have seen how addiction impacts families and communities.
- Compassion - We show our compassion by turning our empathy and understanding into a plan of action for maintaining sobriety.
- Connection - We believe that the opposite of addiction is connection, and we foster individual and group connections in our program.
- Empowerment - Recovery is about taking back your life from the grip of substances. We empower our clients to find their voice and learn about themselves sober.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 7, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$150,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$20,000	$70,000
Facility Improvements	$20,000	$40,000
Advertising	$7,000	$31,000
Mainvest Compensation	$3,000	$9,000
TOTAL	$50,000	$150,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.4 - 1.2%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.55 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.89%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.4% and a maximum rate of 1.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.4%
$75,000	0.6%
$100,000	0.8%
$125,000	1.0%
$150,000	1.2%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.55x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Percentage Interest in Profits, Losses & Distribution
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Investors receive a percentage of the profits, losses and distributions based on percentage ownership in Compass Recovery LLC.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dino Bedinelli	38%
Antonia Santiago	38%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Compass Recovery's fundraising. However, Compass Recovery may require additional funds from alternate sources at a later date.

Forecasted milestones

Compass Recovery forecasts the following milestones:

- Secure lease in Feeding Hills, MA by November, 2020.

- Hire for the following positions by June, 2021: Counselor, Counselor, Case Manager.

- Achieve 2,193,00 revenue per year by 2022.

- Achieve 1,533,240 profit per year by 2022.

Limited operating history

Compass Recovery started operations in December, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,193,000	$3,142,130	$3,385,331	$3,486,891	$3,591,497
Cost of Goods Sold					
Gross Profit	$2,193,000	$3,142,130	$3,385,331	$3,486,891	$3,591,497
EXPENSES					
Rent	$40,500	$41,512	$42,549	$43,612	$44,702
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Contract Labor	$84,000	$86,100	$88,252	$90,458	$92,719
Advertising	$12,000	$12,300	$12,607	$12,922	$13,245
Office expense	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$8,472	$8,683	$8,900	$9,122	$9,350
Cleaning / Janitorial	$7,200	$7,380	$7,564	$7,753	$7,946
Dues & Subscriptions	$14,400	$14,760	$15,129	$15,507	$15,894
Internet	$4,596	$4,710	$4,827	$4,947	$5,070
Supplies	$8,400	$8,610	$8,825	$9,045	$9,271
Salaries	$465,792	$667,386	$719,041	$740,612	$762,830
Operating Profit	$1,539,240	$2,282,079	$2,468,813	$2,543,869	$2,621,201

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$15,902.00
Cash & Cash Equivalents	$0	$8,642.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$-74,285.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V